SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO § 240.13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. 3)*
Castle Brands Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
148435100
(CUSIP Number)
Steven D. Rubin
4400 Biscayne Boulevard, Suite 1500
Miami, Florida 33137
(305) 575-6015
     (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 22, 2009
(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d.1(g), check the following box ☐ .
     Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.
     • The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Page 1 of 7 Pages

CUSIP No.	148435100	Page	2	of	7

1	NAMES OF REPORTING PERSONS Phillip Frost, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		648,526(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		32,180,145(2)(3)(4)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		648,526(1)

WITH	10	SHARED DISPOSITIVE POWER

32,180,145(2)(3)(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,828,671(1)(2)(3)(4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.43%(5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes vested warrants and options to purchase 48,750 Common Shares (as defined herein).
(2) Includes 22,647,355 Common Shares of the Issuer held by the Gamma Trust (as defined herein).
(3) Includes 9,370,790 Common Shares held by the Nevada Trust (as defined herein).
(4) Includes vested warrants to purchase 162,000 Common Shares held by the Nevada Trust.
(5) The calculation of the percentage is based on (i) 101,033,764 Common Shares outstanding as of February 17, 2009, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2008 filed with the Securities and Exchange Commission on February 17, 2009, (ii) 48,750 Common Shares to be issued upon the exercise of vested warrants and options held by the Reporting Person, and (iii) 162,000 Common Shares to be issued upon the exercise of vested warrants held by the Nevada Trust.

CUSIP No.	148435100	Page	3	of	7

1	NAMES OF REPORTING PERSONS Frost Gamma Investments Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Florida

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		22,647,355

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		22,647,355

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	22,647,355

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	22.42%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	00
(1) The calculation of the percentage is based on 101,033,764 Common Shares outstanding as of February 17, 2009, as reported in the Issuer ’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2008 filed with the Securities and Exchange Commission on February 17, 2009.

CUSIP No.	148435100	Page	4	of	7

1	NAMES OF REPORTING PERSONS Frost Nevada Investments Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,532,790(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

9,532,790(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,532,790(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00
(1) Includes vested warrants to purchase 162,000 Common Shares.
(2) The calculation of the percentage is based on (i) 101,033,764 Common Shares outstanding as of February 17, 2009, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2008 filed with the Securities and Exchange Commission on February 17, 2009, and (ii) 162,000 Common Shares to be issued upon the exercise of vested warrants held by the Reporting Person.

CUSIP No.	148435100	Page	5	of	7
SCHEDULE 13D/A
AMENDMENT NO. 3 TO SCHEDULE 13D
     This Amendment No. 3 to Schedule 13D (this “Amendment”) amends certain Items of the Schedule 13D (the “Original 13D”) filed by Phillip Frost, M.D., an individual (“Frost”), Frost Gamma Investments Trust, a trust organized under the laws of Florida (the “Gamma Trust”), and Frost Nevada Investments Trust, a trust organized under the laws of Florida (the “Nevada Trust”, and together with the Gamma Trust, the “Trusts”; and the Trusts, together with Frost, each a “Reporting Person” and together the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on September 15, 2008, as amended by Amendment No. 1 to Schedule 13D filed on October 22, 2008 with the SEC and Amendment No. 2 to Schedule 13D filed on February 20, 2009 with the SEC, with respect to the common stock, par value $0.01 per share (the “Common Shares”), of Castle Brands Inc., a Delaware corporation (the “Issuer”), by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Original 13D.
ITEM 3. Source and Amount of Funds or Other Consideration.
     Item 3 is hereby amended to add the following:
          The source of funds for the acquisition of 2,115,376 Common Shares as described in Item 4 below was from the working capital of the Gamma Trust.
ITEM 4. Purpose of Transaction.
     Item 4 is hereby amended to add the following:
     The Gamma Trust acquired 2,110,376 Common Shares at a price of $0.18 per share for investment purposes in a private transaction on May 22, 2009. The Gamma Trust also acquired an aggregate of 5,000 Common Shares for investment purposes in the open market transactions listed in the table below.

Date	Number of Common Shares Purchased	Price Per Share
March 31, 2009	1,300	$0.21
March 31, 2009	3,300	$0.22
March 31, 2009	400	$0.23

ITEM 5. Interest in Securities of the Issuer.
     (a) and (b) Items 5(a) and 5(b) are hereby deleted in their entirety and replaced with the following:
     The Reporting Persons beneficially own Common Shares as follows:

	Number of		Sole or Shared	Sole or Shared	% of Total
Name	Common Shares		Voting	Dispositive	Outstanding
Philip Frost, M.D.	648,526	(1)	Sole	Sole	.64	%(2)
	32,180,145	(3)(4)(5)	Shared(6)(7)	Shared(6)(7)	31.80	%(8)
Total:	32,828,671	(3)(4)(5)			32.43	%(9)

Frost Gamma
Investments Trust	22,647,355		Shared(6)	Shared(6)	22.42	%(2)

Frost Nevada Investments Trust	9,532,790	(5)	Shared(7)	Shared(7)	9.42	%(8)
(1)	Includes vested warrants and options to purchase 48,750 Common Shares.

CUSIP No.	148435100	Page	6	of	7
(2)	The calculation of the percentage is based on 101,033,764 Common Shares outstanding as of February 17, 2009, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2008 filed with the Securities and Exchange Commission on February 17, 2009.

(3)	Includes 22,647,355 Common Shares held by the Gamma Trust.

(4)	Includes 9,370,790 Common Shares held by the Nevada Trust.

(5)	Includes vested warrants to purchase 162,000 Common Shares held by the Nevada Trust.

(6)	Frost is the sole trustee of the Gamma Trust and may be deemed to share beneficial ownership of the securities held by the Gamma Trust with the Gamma Trust. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of the Gamma Trust. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

(7)	Frost is the sole trustee of the Nevada Trust and may be deemed to share beneficial ownership of the securities held by the Nevada Trust with the Nevada Trust. Frost-Nevada Limited Partnership is the sole and exclusive beneficiary of the Nevada Trust. Frost is one of five limited partners of Frost-Nevada Limited Partnership and the sole shareholder of Frost-Nevada Corporation, the sole general partner of Frost-Nevada Limited Partnership.

(8)	The calculation of the percentage is based on (i) 101,033,764 Common Shares outstanding as of February 17, 2009, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2008 filed with the Securities and Exchange Commission on February 17, 2009, and (ii) 162,000 Common Shares to be issued upon the exercise of vested warrants held by the Nevada Trust.

(9)	The calculation of the percentage is based on (i) 101,033,764 Common Shares outstanding as of February 17, 2009, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2008 filed with the Securities and Exchange Commission on February 17, 2009, (ii) 48,750 Common Shares to be issued upon the exercise of vested warrants and options held by Frost, and (iii) 162,000 Common Shares to be issued upon the exercise of vested warrants held by the Nevada Trust.

(c) Item 5(c) is hereby deleted in its entirety and replaced with the following:

The information contained in Item 4 of this Amendment is incorporated herein by reference.

CUSIP No.	148435100	Page	7	of	7
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated as of May 26, 2009

/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

FROST GAMMA INVESTMENTS TRUST
By:	/s/ Phillip Frost, M.D.
	Name:	Phillip Frost, M.D.
	Title:	Trustee

FROST NEVADA INVESTMENTS TRUST
By:	/s/ Phillip Frost, M.D.
	Name:	Phillip Frost, M.D.
	Title:	Trustee